Exhibit 99.1

FOR IMMEDIATE RELEASE	TSX:SLW
April 8, 2009	NYSE:SLW

SILVER WHEATON TO RELEASE FIRST QUARTER RESULTS ON MAY 11, 2009; ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS TO BE HELD ON

MAY 21, 2009

Vancouver, British Columbia – Silver Wheaton Corp. (TSX, NYSE:SLW) will release first quarter results on Monday, May 11, 2009 prior to market open.  A conference call will be held the same day at 11:00 am (Eastern Time) to discuss these results. To participate in the live call use one of the following methods:

Dial toll free from Canada or the US:	1-866-226-1792
Dial from outside Canada or the US:	1-416-340-2216
Dial toll free from parts of Europe:	800-9559-6849
Live audio webcast:	www.silverwheaton.com

Participants should dial in five to ten minutes before the call.

The conference call will be recorded and you can listen to an archive of the call by one of the following methods:

Dial toll free from Canada or the US:	1-800-408-3053
Dial from outside Canada or the US:	1-416-695-5800
Pass code:	2160343#
Archived audio webcast:	www.silverwheaton.com

Annual and Special Meeting of Shareholders

Silver Wheaton will hold the Annual and Special Meeting of Shareholders in the MacKenzie Ballroom of the Fairmont Waterfront Hotel, 900 Canada Place, Vancouver, British Columbia on May 21, 2009 at 11:00 a.m. (Pacific Time).

A live audio webcast of the Annual and Special Meeting of Shareholders will be available at www.silverwheaton.com and will also be archived for later access.

For further information, please contact:

Brad Kopp

Director, Investor Relations

Silver Wheaton Corp.

Tel: 1-800-380-8687

Email: info@silverwheaton.com

Website: www.silverwheaton.com

Silver Wheaton is a trademark of Silver Wheaton Corp.